ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

PRELIMINARY INFORMATION

The following Management’s Discussion and Analysis (“MD&A”) of Endeavour Silver Corp. (the “Company”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the related notes contained therein. In addition, the following should be read in conjunction with the Company’s most recent Annual Information Form, which has been filed with the Canadian Provincial Securities Regulatory Authorities (*) and the most recent annual report on Form 40-F which has been filed with the U.S. Securities and Exchange Commission (the “SEC”). All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAN GAAP”), and all dollar amounts are expressed in U.S. dollars unless otherwise indicated.

Cautionary Note concerning Forward-Looking Statements: This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent annual report on Form 40-F filed with the SEC and Annual Information Form filed with the Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources: In this MD&A, the terms “measured”, “indicated” and “inferred” resources are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the SEC does not recognize them. U.S. investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted to proven or probable reserves. “Inferred resources” in particular have a great amount of uncertainty as to their existence, and their economic feasibility. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource actually exists, will ever be upgraded to a higher resource category or will ever be economically feasible to mine. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies.

(*) available at the SEDAR website at www.sedar.com

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

TABLE OF CONTENTS

1	History and Strategy	Page 2

2	Operating Performance	Page 3

3	Reserves and Resources	Page 13

4	Financial Results	Page 15

5	Liquidity and Capital Resources	Page 20

6	Outlook	Page 25

7	Subsequent Events	Page 25

8	Critical Accounting Policies and Estimates	Page 26

9	Risks and Uncertainties	Page 28

10	Controls and Procedures	Page 36

HISTORY AND STRATEGY

The Company is engaged in the evaluation, acquisition, exploration, development and exploitation of silver mining properties in Mexico.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the United States. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanacevi silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high grade silver mineralization had been outlined to justify the development of a ramp into the newly discovered ore-body called North Porvenir. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver dore bars.

In 2007, the Company replicated the success of Guanacevi with the acquisition of the Guanajuato Mines project in Guanajuato State. Guanajuato was very similar in that there was a fully built and permitted processing plant, the mines were running out of ore and the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and exploration work conducted in 2008, both silver production and resources grew sharply last year, and Guanajuato is now a strong and growing part of the Company’s asset base.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Both Guanacevi and Guanajuato are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver orebodies, Endeavour has successfully re-opened and is now expanding these mines to unfold their full potential. The obvious benefit of acquiring fully built and permitted infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

The Company historically funded its exploration and development activities through equity financings. Equity financings also facilitated the acquisition and development of the Guanacevi and Guanajuato Mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows.

OPERATING PERFORMANCE

2008 Highlights

Mineral sales climbed 22% to $39.3 million

Mine operating cash flows jumped 44% to $11.5 million

Cash costs fell 4% to $9.03 per oz silver produced

Silver production increased 10% to 2.3 million ounces

Silver reserves fell by 7.1 million ounces

Silver resources grew by 12.3 million ounces

Completed major capital projects at Guanacevi

Mine Development 5,048 meters
Ventilation Shaft 292 meters deep
Pump Station Modification
Leach Circuit Expansion
Electrical Substation Expansion
Flotation Circuit Rehabilitation
Tailings Dam Phase 2 Expansion
New Silver Refinery
New Warehouse
New Security Building
New Assay Lab
New Toxic Waste Storage

Completed major capital projects at Guanajuato

Mine Development 2,197 meters
Shaft Safety Upgrades 4 shafts
Mine Equipment Rehabilitation
Crushing Circuit Rehabilitation

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

New Concentrate Load-Out
New Assay Lab
New Mechanic’s Shop
Tailings Dam Phase 2 Expansion
Drill road/pad Replanting 2,000 trees

Successful exploration projects at Guanacevi

Extended by drilling each of the known North Porvenir, Santa Cruz, and Alex Breccia ore-bodies to the northwest and to depth
Discovered economically interesting silver-gold-lead-zinc mineralization in five separate high grade vein systems, three moderate grade manto systems, and one bulk tonnage, lower grade stock-work zone in the San Pedro area

Successful exploration projects at Guanajuato

Discovered economically interesting silver-gold mineralization in two separate high grade vein systems, the 3785 zone in the Veta Madre and the Lucero, San Jose, Bolanitos and Santa Maria zones in the Vetas La Luz

In 2008, the Company continued to make safety a primary focus, as demonstrated by management’s decision to close all of the production shafts at Guanjuato in January in order to upgrade them to North American safety standards, in spite of the fact that the shafts were deemed to be safe under Mexican safety standards. This caused silver production to fall in the first half of the year but after the shafts were re-opened in June, the Guanajuato operations were able to quickly expand production through the latter half of the year. Safety training programs are held regularly at both operations and the direct result is safer working environments.

Endeavour also focuses on maintaining high environmental standards at both operations. New toxic waste storage facilities were constructed in 2008, tailings water is routinely recycled and we have a policy of zero emissions from our tailings facilities.

The Company is pro-active in its employee relations, which resulted in an enhanced employee bonus program during the year. Endeavour also tries to maintain good relations with each of the local communities in which it operates, including the introduction of new employment opportunities and skills training programs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Comparative Table of Consolidated Mine Operations
	Plant T'put	Grade		Recovered ounces		Recoveries		Cash cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	per oz $
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4	9.67
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4	10.64
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4	11.09
Total	291,561	319	0.87	2,135,484	6,427	70.4	76.8	9.38
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55
Q4, 2008	90,927	288	0.98	696,075	2,416	82.2	88.4	7.43
Total	352,196	279	0.85	2,342,915	8,019	74.5	84.2	9.03

YTD 2008 : YTD 2007	21%	-12%	-1%	10%	25%	6%	10%	-4%

Comparative Table of Guanacevi Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries		Cash cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	per oz $
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	40,749	377	0.72	382,377	824	75.9	76.4	9.86
Q3, 2007	68,084	342	0.61	491,643	987	65.8	74.5	10.31
Q4, 2007	69,681	370	0.65	542,789	1,126	65.4	76.9	7.45
Total	226,295	375	0.70	1,907,795	3,957	69.4	75.7	8.16
Production 2008 Year:
Q1, 2008	68,651	322	0.60	458,624	1,012	64.5	75.9	8.61
Q2, 2008	65,276	287	0.55	419,245	883	69.2	78.7	8.92
Q3, 2008	63,979	321	0.58	465,661	976	70.7	81.3	9.66
Q4, 2008	57,750	346	0.58	514,867	917	79.4	87.7	7.37
Total	255,656	318	0.58	1,858,397	3,788	70.6	80.6	8.60

YTD 2008 : YTD 2007	13%	-15%	-17%	-3%	-4%	2%	7%	5%

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Comparative Table of Guanajuato Mine Operations
	Plant T'put	Grade		Recovered Ounces		Recoveries		Cash costs
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	per oz $
Production 2007 Year:	Purchased May 2, 2007

Q1, 2007	0	0	0	0	0	0	0.0	-
Q2, 2007	17,311	120	1.70	47,870	657	71.7	69.4	8.07
Q3, 2007	26,385	124	1.29	85,742	817	81.5	74.7	12.58
Q4, 2007	21,570	155	1.50	94,077	886	87.7	85.0	32.97
Total	65,266	133	1.47	227,689	2,360	81.5	76.6	20.06
Production 2008 Year:

Q1, 2008	9,506	171	1.54	46,045	421	88.1	87.7	24.58
Q2, 2008	21,115	164	1.44	97,832	822	88.1	87.7	12.75
Q3, 2008	32,742	170	1.62	159,433	1,489	88.3	87.2	9.22
Q4, 2008	33,177	188	1.67	181,208	1,499	90.6	88.9	7.60
Total	96,540	175	1.59	484,518	4,231	89.0	87.9	10.79

YTD 2008 : YTD 2007	48%	31%	8%	113%	79%	9%	15%	-46%

Consolidated Production Results

2008 compared to 2007

In 2008, Endeavour achieved two important milestones in its silver mining operations: the Company recorded its fourth consecutive year of growing silver production, up 10% from 2007 to 2,342,915 ounces (oz) silver; and cash costs declined for four consecutive quarters, down 4% from 2007 to $9.03 in 2008.

Like 2007, consolidated silver production in 2008 was relatively flat in the first two quarters, as management focused primarily on the capital investment programs at Guanacevi, in Durango State, and Guanajuato in Guanajuato State, expanding the two operating mines and upgrading the two process plants. As a result of the capital projects, consolidated silver production rose from approximately 505,000 oz in Q1, 2008 to approximately 695,000 oz in Q4, 2008 and consolidated silver recoveries improved from 66% in Q1, 2008 to 82% in Q4, 2008. Cash costs of production fell from US$11.09 per oz silver in the fourth quarter (Q4), 2007 to US$7.43 per oz silver in Q4, 2008.

The increase in silver production is attributable to the re-commissioning of the Guanajuato Mine, which was acquired in May 2007 but only re-commenced commercial production in June 2008, after completion of major mine exploration, rehabilitation and safety upgrade programs. The decrease in cash costs is a result of both the completion of various capital projects that improved operating efficiencies, and the depreciation of the Mexican peso relative to the US dollar.

Guanacevi Mines Production Results

2008 compared to 2007

Silver production for 2008 decreased 3% from 1,907,795 in 2007 to 1,858,397 in 2008. Cash costs increased by 5% at the Guanacevi mine from $8.16 for 2007 to $8.60 for 2008, with Q4 cash operating costs falling to $7.37 per oz.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The Guanacevi Mines maintained a flat production profile in 2008 relative to 2007 as a result of the decision to back-off on production growth in Q3 and Q4, 2008. Tonnage throughput fell from 754 tonnes per day (tpd) in Q1 2008 to 634 tpd in Q4 2008 on a seven day work week. Ore grades, however, increased from 322 grams per tonne (gpt) silver and 0.60 gpt gold in Q1, 2008 to 346 gpt silver and 0.58 gpt gold in Q4, 2008, and metal recoveries also improved, resulting in record quarterly silver production in Q4, 2008.

At Guanacevi, the main factors in the slight reduction of silver production were lower ore grades in 2008 relative to 2007, the re-assignment of some mine personnel from production to focus on development and some down-time at the plant for repairs and various capital projects such as completion of the new agitation leach circuit.

Guanacevi mine development fell behind plan during the year, as the mine contractor hired at the beginning of 2008 did not perform to expectations thus delaying access to the Porvenir North area and limiting mine production to lower grade parts of the ore-body. The Company recently put renewed emphasis on accelerating mine development and has replaced the old contractor with a new mine contractor in order to meet the development plan for 2009. The Company is also focused on opening sufficient new stopes to increase mine production and provide a selection of ore grades in order to capitalize on the volatility of precious metal prices.

The plant underwent a number of improvements including expansion of the leach circuits, contact thickeners and tailings pond to effectively handle increased throughput. Subsequent to the completion of the plant expansion, reagents were also adjusted and metal recoveries significantly increased in the fourth quarter of 2008.

The production costs per ounce increased during the first three quarters of 2008 as the appreciating Mexican Peso, stope limitations and plant expansion program reduced output efficiencies. However in the fourth quarter of 2008, completion of expansion program, the downsizing of personnel, the devaluation of the Mexican Peso, improved mine grades and plant recoveries led to a significant reduction of cost per ounce for the quarter.

Guanajuato Mines Production Results

2008 compared to 2007

Silver production for 2008 increased 113% from 227,689 in 2007 to 484,518 in 2008. Cash costs decreased by 46% at the Guanajuato mine from $20.06 per oz in 2007 to $10.79 per oz in 2008, with Q4 2008 cash operating costs falling to $7.60 per oz.

The Guanajuato Mines in particular enjoyed a substantial ramp-up in silver production in 2008 due to the successful mine exploration, rehabilitation and shaft safety upgrade programs undertaken in the first half of 2008. Tonnage throughput rose from 125 tonnes per day (tpd) in Q1, 2008 to 431 tpd in Q4, 2008, operating on a 6 day work week. Ore grades increased from 171 grams per tonne (gpt) silver and 1.54 gpt gold in Q1, 2008 to 188 gpt silver and 1.67 gpt gold in Q4, 2008.

In 2008, the average silver grade increased due to a focus on mining higher grade material and reducing dilution in the stopes and the average silver recovery rate increased due to optimization of the plant.

Guanajuato mine production fell behind plan in the first half of 2008 as a result of management’s decision to close all of the main production shafts in order to upgrade them to North American safety standards. Labour and equipment were reassigned to rehabilitation activities instead of producing ore but after the shafts were re-opened in June, the Guanajuato operations were able to quickly expand production through the latter half of 2008.

The plant underwent minor improvements such as rehabilitating the crushing circuit and building a new concentrate load-out area. However, the most significant improvement came as a result of the sharply higher smelting fees introduced in the second quarter of 2008. Through metallurgical testing, management discovered that the Guanajuato silver-gold sulphide concentrates respond very well to cyanide leaching so the Company ceased shipping concentrates to the smelter and started shipping them to the Guanacevi leach plant starting in November of 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The production costs per ounce decreased during the first three quarters of 2008 due to improved efficiencies at the mines. However, in the fourth quarter of 2008, the new concentrate treatment plan combined with the devaluation of the Mexican Peso led to a significant additional reduction of cost per ounce for the quarter.

Cash Costs (Non-GAAP Measure)

Cash operating cost per oz is a non-GAAP measure reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. The cash operating cost is provided to investors and used by management as a measure of the Company’s operating performance. The Company reports its cash operating cost per oz of silver produced as cost of sales, net of gold credits and royalties.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Reconciliation of cash operating cost per oz to cost of sales (2008):

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)
	For the
	year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08

Cost of Sales	$27,802	$7,226	$7,648	$6,361	$6,567
Add/(Subtract):	$-	$-	$-	$-
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in Inventories	$173	$(153)	$100	$196	$30
By-Product gold sales	$(6,383)	$(1,742)	$(1,821)	$(1,473)	$(1,347)
Cash Operating Costs	$20,785	$5,067	$5,850	$4,886	$4,982
Ozs Produced	2,343,455	696,615	625,094	517,077	504,669
Ozs Payable	2,300,640	682,401	612,465	507,993	497,781
Cash Cost Per Oz US$ *	$9.03	$7.43	$9.55	$9.62	$10.01

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the
	year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08

Cost of Sales	$19,950	$4,983	$5,376	$4,467	$5,124
Add/(Subtract):
Royalties	$(807)	$(264)	$(77)	$(198)	$(268)
Change in Inventories	$13	$(191)	$(22)	$196	$30
By-Product gold sales	$(3,336)	$(769)	$(824)	$(764)	$(979)
Cash Operating Costs	$15,820	$3,759	$4,453	$3,701	$3,907
Ozs Produced	1,858,937	515,407	465,661	419,245	458,624
Ozs Payable	1,840,348	510,253	461,004	415,053	454,038
Cash Cost Per Oz US$ *	$8.60	$7.37	$9.66	$8.92	$8.61

Guanajuato Mines Project (in US $000s except ozs produced/payable and cash cost/oz)
	For the
	year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08

Cost of Sales	$7,852	$2,243	$2,272	$1,894	$1,443
Add/(Subtract):
Royalties	$-	$-	$-	$-	$-
Change in Inventories	$160	$38	$122	$-	$-
By-Product gold sales	$(3,047)	$(973)	$(997)	$(709)	$(368)
Cash Operating Costs	$4,965	$1,308	$1,397	$1,185	$1,075
Ozs Produced	484,518	181,208	159,433	97,832	46,045
Ozs Payable	460,292	172,148	151,461	92,940	43,743
Cash Cost Per Oz US$ *	$10.79	$7.60	$9.22	$12.75	$24.58

* Based on payable silver production attributable to cost of sales.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Reconciliation of cash operating cost per oz to cost of sales (2007):

Consolidated (in US $000s except ozs produced/payable and cash cost/oz)
	For the
	year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08		30-Jun-08	31-Mar-08

Cost of Sales	$24,335	$8,759	$6,917		$5,092	$3,567
Add/(Subtract):
Royalties	$(787)	$(211)	$(191)		$(194)	$(191)
Change in Inventories	$131	$(289)	$518	$		$(98)
By-Product gold sales	$(3,934)	$(1,309)	$(1,199)		$(799)	$(627)
Cash Operating Costs	$19,745	$6,950	$6,045		$4,099	$2,651
Ozs Produced	2,135,484	636,866	577,381		430,251	490,986
Ozs Payable	2,105,021	626,734	568,177		424,034	486,076
Cash Cost Per Oz US$ *	$9.38	$11.09	$10.64		$9.67	$5.45

Guanacevi Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the
	year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08		30-Jun-08	31-Mar-08

Cost of Sales	$18,717	$5,383	$5,397		$4,370	$3,567
Add/(Subtract):
Royalties	$(742)	$(211)	$(191)		$(149)	$(191)
Change in Inventories	$131	$(289)	$518	$		$(98)
By-Product gold sales	$(2,700)	$(880)	$(704)		$(489)	$(627)
Cash Operating Costs	$15,406	$4,003	$5,020		$3,732	$2,651
Ozs Produced	1,907,795	542,789	491,643		382,377	490,986
Ozs Payable	1,888,717	537,361	486,726		378,554	486,076
Cash Cost Per Oz US$ *	$8.16	$7.45	$10.31		$9.86	$5.45

Guanajuato Mines (in US $000s except ozs produced/payable and cash cost/oz)
	For the
	year ended		For the three months ended
	31-Dec-08	31-Dec-08	30-Sep-08	30-Jun-08	31-Mar-08

Cost of Sales	$5,618	$3,376	$1,520	$722	$-
Add/(Subtract):
Royalties	$(45)	$-	$-	$(45)	$-
Change in Inventories	$-	$-	$-	$-	$-
By-Product gold sales	$(1,234)	$(429)	$(495)	$(310)	$-
Cash Operating Costs	$4,339	$2,947	$1,025	$367	$-
Ozs Produced	227,689	94,077	85,738	47,874	-
Ozs Payable	216,304	89,373	81,451	45,480	-
Cash Cost Per Oz US$ *	$20.06	$32.97	$12.58	$8.07	$0.00

* Based on payable silver production attributable to cost of sales.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Exploration Activities

In 2008, Endeavour drilled 41,160 meters (135,000 feet) in 172 drill holes testing 14 exploration targets in order to replace mine reserves and expand silver resources. The Company’s exploration drilling programs in Mexico met with continued success, highlighted by the discovery of several new, high grade silver-gold mineralized zones near Endeavour’s two mining operations, Guanacevi in Durango State, and Guanajuato in Guanajuato State.

Guanacevi

In 2008, exploration drilling at Guancevi focused in two areas: expanding the known ore bodies along the Santa Cruz vein structure close to the Porvenir mine so that they could be added to the mine plan for development and production; and discovering new high-grade silver mineralized zones in the San Pedro area north of the Porvenir mine that have the potential to develop future resources and production. The 2008 drilling program successfully extended each of the North Porvenir, Santa Cruz, and Alex Breccia ore-bodies to the northwest and to depth. The Porvenir Dos ore-body was not drilled in 2008.

In the San Pedro area of Guancevi, to the north of the Porvenir mine, exploration drilling in 2008 intersected economically interesting silver-gold-lead-zinc mineralization in five separate high grade vein systems, three moderate grade manto systems, and one bulk tonnage, lower grade stock-work zone. In contrast to the classic, high grade vein ore-bodies in the Santa Cruz vein near the Porvenir mine, the San Pedro area geology and mineralization is slightly different. The veins here tend to be more lead-zinc rich, and narrower but more numerous. Where they intersect a particular sub-horizontal geological contact, the mineralization spreads out along the contact as “mantos” or pancake-shaped mineralized zones.

The resources increased in two main areas during 2008; the first is Alex Breccia, where the mineralization was extended to depth by underground drilling. The zone is still open and expected to continue, however more drilling from the cross cut is not possible until it is extended further into the hanging wall; the second is San Pedro where several new zones were discovered during the year. The Noche Buena and the Veta Blanca areas are both very interesting new targets. They will be the focus for exploration drilling in 2009. The indicated resources tonnes increased by 44%, 20% in silver ounces and 3% in gold ounces over the indicated resource from last year. The inferred resource increased in tonnes by 85%, in silver ounces by 42% and in gold ounces by 19% from 2007.

Guanajuato

In 2008, exploration drilling at Guanajuato focused in two areas: testing several targets along the Veta Madre vein structure close to the Cebada mine; and testing several targets along the La Luz vein structures (La Luz consists of multiple sub-parallel veins) close to the Bolanitos mine. The 2008 drilling program was successful in discovering new high-grade silver-gold mineralized zones in five target areas; the 3785 mineralized zone near the Cebada mine, the Bolanitos, Santa Maria, San Jose, and Lucero vein prospects near the Bolanitos mine.

Compared to Guanacevi, the Guanajuato veins tend to grade slightly lower in silver but much higher in gold. Within the Guanajuato district, the Veta Madre vein typically forms a central lode, with hanging-wall and foot-wall splays, occupying a major fault structure, whereas the La Luz veins form a swarm of sub-parallel veins occupying lesser fault structures. The Cebada ore-bodies were typically larger and had greater vertical extent (500+ meters) than at La Luz but the Bolanitos ore-bodies were more numerous.

The new resources in Guanajuato come from two areas; one the 3785 area of Cebada on the Veta Madre; and two the Lucero vein in Bolanitos. These two main areas were part of the exploration success in Guanajuato and resulted in a large increase in the resources at Guanajuato. The indicated resource tonnes increased by 586%, by 615% in silver ounces and 414% in gold ounces. The inferred resource tonnes increased this year by 144%, in silver ounces by 156% and in gold ounces by 139% from 2007.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Parral

In August 2006, the Company acquired the option to purchase the El Cometa property in the district of Hidalgo de Parral, Chihuahua, Mexico. In 2007, the Company discovered, drilled and estimated a NI 43-101 poly-metallic inferred resource in the Cometa, Consuelo and Estrella veins.

In 2008, an infill drilling program comprised of 6 holes totaling 1,800 meters was completed at El Cometa. During the year, the Company made the 2008 payments on the properties totalling $130,000 and has paid $250,000 to date. The Company continues to explore the property and has option payments totalling $100,000 in August 2009 to acquire the concession rights.

Arroyo Seco

In October 2006, the Company acquired an option to purchase the Arroyo Seco property in Michoacan, Mexico for $229,000 over 5 years. In 2007, the Company carried out a Phase 1 exploration program on the property consisting of geological mapping, soil and rock sampling, geophysical surveys and diamond drilling totaling 7 holes.

During 2008, exploration activities on the Company’s 1,215 hectare Arroyo Seco project included approximately 10-line kilometers of grid surveying followed by a ground magnetic geophysical survey and a geochemical soil sampling program. As this project currently has a lower priority, a Phase 2 diamond drilling program will be considered in 2010. The Company paid $92,000 during the 2008 fiscal year and has paid $184,000 of the total option agreement.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

RESERVES AND RESOURCES

The updated NI 43-101 reserve and resource estimates to December 31, 2008 include the Company’s three active silver mining and exploration projects in Mexico, the Guanacevi Mines project in Durango State, the Guanajuato Mines project in Guanajuato State and the Parral Exploration project in Chihuahua State.

The Company retained Micon International Ltd (“Micon”), to audit the updated reserves and resources to December 31, 2008 for the Guanacevi and Guanajuato projects. The Qualified Person for reporting the reserves is Robert J. Leader, P.Eng. an employee of Micon. The Qualified Persons for reporting the Guanacevi and Guanajuato resources, are William Lewis, B.Sc., P.Geo, Charley Murahwi, M.Sc., P.Geo, MAusIMM and Dibya Kanti Mukhopadhyay, Member AusIMM also Micon employees.

The Company’s exploration personnel prepared the updated resources to December 31, 2008 based on current metal prices for the Parral project because the resources did not materially change compared to the previous reserve/resource estimate prepared by SRK Consulting (UK) Limited in April 2008. The Qualified Person for reporting the resources at cometa is Barry Devlin, M.Sc., P.Geo., Vice President Exploration for the Company.

The reserve and resource statements for the Guanacevi, Guanajuato and Parral projects were classified using the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards on Mineral Resources and Reserves (CIM Standards) and the guidelines of NI 43-101. The information should be read in conjunction with corresponding technical reports filed on Sedar March 31, 2009.

Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq
Proven
Guanacevi	57,000	361	0.49	398	661,600	900	729,100
Total Proven	57,000	361	0.49	398	661,600	900	729,100
Probable
Guanacevi	478,000	352	0.49	389	5,410,200	7,500	5,972,700
Guanajuato	214,000	251	2.20	416	1,727,100	15,100	2,859,600
Total Probable	692,000	321	1.02	397	7,137,300	22,600	8,832,300
Total Proven & Probable	749,000	324	0.98	397	7,798,900	23,500	9,561,400

*	Cut-off grade for Proven & Probable Reserves is 270 g/t Ag for Guanacevi & 230 Ag-Equivalent for Guanajuato
**	Silver-Equivalencies are calcuated using a 75:1 ratio based on prices of USD$ 12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating silver-Equivalencies

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Resources Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces
Resources Indicated
Guanacevi	1,710,000	290	0.53	330	15,957,900	28,900	18,125,400
Guanajuato	288,000	202	1.60	322	1,872,700	14,800	2,982,700
Total Indicated	1,998,000	278	0.68	329	17,830,600	43,700	21,108,100

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces
Resources Indicated
Guanacevi	1,563,000	240	0.37	268	12,069,800	18,800	13,479,800
Guanajuato	782,000	229	2.00	379	5,751,000	50,300	9,523,500
Total Inferred	2,345,000	236	0.92	305	17,820,800	69,100	23,003,300

*	Cut-off grade for Indicated & Inferred Resources for Guanacevi is 200 g/t Ag for Porvenir and 100 g/t Ag for Alex Breccia, Santa Cruz, Porvenir Dos and Noche Buena
**	Cut-off grade for Indicated & Inferred Resources for Guanajuato is 200 g/t Ag-equivalents
***	Silver-Equivalencies are calculated using a 75:1 ratio based on prices of USD$ 12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating silver-Equivalencies

Silver-Gold-Lead-Zinc Resources - Guanacevi

Resources Indicated
Description		Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Zn (%)	Pb (%)
	Guanacevi	85,000	66	0.18	80	179,500	500	217,000	2.2	3.6
Total Indicated		85,000	66	0.18	79	179,500	500	217,000	3.1	3.2

Resources Inferred
Description		Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Zn (%)	Pb (%)
	Guanacevi	260,000	72	0.15	83	604,300	1,300	701,800	2.1	3.4
Total Inferred		260,000	72	0.16	84	604,300	1,300	701,800	2.7	3.0

*	Cut-off grade for Indicated & Inferred Resources for Guanacevi is 50 g/t Ag plus 3.5% combined Pb-Zn

**	Silver-Equivalencies are calculated using a 75:1 ratio based on prices of USD$ 12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating silver-Equivalencies

Silver-Gold-Lead-Zinc Resources - Cometa

Resources Indicated
Description		Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Zn (%)	Pb (%)
	Cometa	934,000	49	1.46	159	1,471,400	43,800	4,756,400	3.2	3.2
Total Indicated		934,000	49	1.46	158	1,471,400	43,800	4,756,400	3.1	3.2

Resources Inferred
Description		Tonnes	Ag g/t	Au g/t	Ag-Eq g/t	Ag ounces	Au ounces	Ag-Eq Ounces	Zn (%)	Pb (%)
	Cometa	528,000	61	1.45	170	1,035,500	24,600	2,880,500	3.0	2.7
Total Inferred		528,000	61	1.45	170	1,035,500	24,600	2,880,500	2.7	3.0

*	Cut-off grade for Indicated & Inferred Resources for Cometa is USD$40 NSR based on metal prices of USD$12 per ounce of silver, USD$900 per ounce of gold,
USD$0.50 per pound of lead, USD$0.50 per pound of zinc; metallurgical recoveries used w ere 71% for silver, 75% for gold, 80% for lead and 74% for zinc.

**	Silver-Equivalencies are calculated using a 75:1 ratio based on prices of USD$ 12 per ounce of silver and USD$900 per ounce of gold; no base metal credits are used for calculating 14 silver-Equivalencies

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

FINANCIAL RESULTS

Selected Annual Information

Selected annual information for the Company for each of the three fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006

Sales Revenue	$39,302	$32,319	$15,671

Net loss :
(i) Total	$(18,004)	$(12,202)	$(3,948)
(ii) Basic per share	$(0.37)	$(0.27)	$(0.10)
(iii) Diluted per share	$(0.37)	$(0.27)	$(0.10)

Dividends per share	$-	$-	$-

	December 31,	December 31,	December 31,
	2008	2007	2006
Total assets	$67,292	$82,151	$62,729
Total long-term liabilities	$5,481	$6,646	$3,922
Figures in thousands of U.S.$, except per share amounts

Review of Consolidated Financial Results

Year ended December 31, 2008 with the year ended December 31, 2007

For the year ended December 31, 2008, the Company realized Mine Operating Earnings of $3.1 million (2007 –$3.3 million) from its mining and milling operations on sales of $39.3 million (2007 - $32.3 million) with cost of sales of $27.8 million (2007 - $24.3 million) and depreciation and depletion $8.4 million (2007 - $4.7 million).

The Operating Loss for the years ended December 31, 2008 was $12.9 million (2007 - $12.2 million) after Exploration costs of $8.6 million (2007 - $6.0 million), General and Administrative costs of $5.1 million (2007 -$4.8 million) and Stock Based Compensation costs of $2.3 million (2007 - $4.7 million).

The Loss Before Taxes for the year ended December 31, 2008 was $17 million (2007 - $9.5 million) after Foreign Exchange Loss of $1.5 million (2007 – Gain of $2.4 million), a Loss on Marketable Securities of $0.6 million (2007 – Gain of $0.7 million), an Impairment on Asset Backed Commercial Paper of $1.4 million (2007 - $1.3 million), an allowance for IVA receivable of $0.8 million (2007 – Nil) a write off of uncollectible IVA of $0.1 million (2007 –Nil) and Investment and Other Income and Expenses of $0.3 million (2007 - $0.9 million). The Company incurred a Net Loss for the year ended December 31, 2008 of $18 million (2007 - $12.2 million) after Income Tax Provision of $1 million (2007 - $1.2 million).

Sales were $39.3 million for 2008, an increase of 22% over the sales of $32.3 million for 2007 due to increased production and higher average realized price per ounce. Cost of sales for the year was $27.8 million, an increase of 14% over the cost of sales of $24.3 million for 2007. The increase in the cost of sales is a result of the costs associated with an increase in production and rising costs for labour, fuel, power, parts, equipment and supplies. The Company also experienced additional costs during the year related to the expansion and upgrade programs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Depreciation, depletion and accretion was $8.4 million, an increase of 79% as compared to 2007, primarily due to increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures to date.

Exploration expenses increased by 44% in 2008 to $8.6 million from $6.0 million in 2007, due to a more aggressive exploration program in 2008. General and administrative cost experienced an increase of 5% to $5.1 million in 2008 as compared to $4.8 million in 2007 primarily due to increased corporate development activities.

The Company experienced a foreign exchange loss during 2008 of $1.5 million as compared to a foreign exchange gain of $2.4 million in 2007. During 2008 there was a weakening of both the Canadian Dollar and the Mexican Peso against the U.S. Dollar resulting in a lower valuation of Canadian Dollar and Mexican Peso cash accounts and realized foreign exchanges losses on Canadian denominated marketable securities disposed of during the year. During 2007 there was a strengthening of the Canadian dollar to the U.S. dollar and the Company held more Canadian dollars at that time. The Company realized a loss on marketable securities during the period of $0.6 million as compared to a gain of $0.7 million in the same period of 2007 as a result of general market conditions experienced in 2008 and the Company’s liquidation of marketable securities during that time to meet operating needs. Investment income and other expenses decreased from $0.9 million in 2007 to $0.3 million in 2008 as a result of less cash earning interest income and a reduction in the interest rates received on cash during 2008. The income tax provision was $1 million for 2008, as compared to an income tax provision of $1.2 million for 2007.

During 2008, the Company took an additional impairment of $1.4 million (2007 - $1.3 million) on asset backed commercial paper “ABCP” held by the Company. (see Liquidity and Capital Resources section for full disclosure) and took an allowance against IVA receivable of $0.9 million (2007 - $Nil) on balances relating to 2006.

Fourth quarter 2008

For the three months ended December 31, 2008, the Company realized a Mine Operating Loss of $1.8 million (2007 Mine Operating Earnings- $0.7 million) from its mining and milling operations on sales of $7.9 million (2007 -$11.0 million) with cost of sales of $7.2 million (2007 - $8.8 million) and depreciation and depletion $2.5 million (2007 - $1.5 million).

The Operating Loss for the three months ended December 31, 2008 was $3.6 million (2007 - $2.8 million) after Exploration costs of $0.7 million (2007 - $1.7 million), General and Administrative costs of $1.0 million (2007 -$1.4 million) and Stock Based Compensation costs of $0.1 million (2007 - $0.4 million).

The Loss Before Taxes for the three months ended December 31, 2008 was $6.3 million (2007 - $3.1 million) after Foreign Exchange Loss of $1.0 million (2007 – $0.1 million), a realized loss on marketable securities of $0.8 million (2007 – gain of $0.2 million), an allowance for IVA receivable of $0.8 million (2007 – Nil), a write down of IVA receivable of $0.1 million (2007 - $Nil), an impairment on asset backed commercial paper of $Nil (2007 - $0.7 million) and Investment and Other Income and Expenses of $0.2 million (2007 - $0.3 million).

The Company incurred a Net Loss for the three months ended December 31, 2008 of $5.2 million (2007 - $4.2 million) after a reduction of the Income Tax Provision of $1.1 million (2007 – increase in provision of $1.1 million).

Sales were $7.9 million for the final quarter of 2008, a decrease of 28% over the sales of $11.0 million for the last three months of 2007. The decrease in sales is due to the significant decrease in the price of silver during the last quarter of 2008 as compared to the last quarter of 2007. Cost of sales for the period was $7.2 million, a decrease of 18% over the cost of sales of $8.8 million for the same period in 2007. The decrease in the cost of sales is primarily attributed to the devaluation of the Mexican Peso. Depreciation, depletion and accretion was $2.5 million during the quarter, an increase of 71% as compared to 2007, due to increased production, increased capital asset balances resulting from the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and additional capital expenditures to date.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Exploration expenses decreased by 60% to $0.7 million during the three months ended December 31, 2008 from $1.7 million in 2007 due to a reduction in exploration activity towards the end of the year. General and administrative decreased by 28% to $1.0 million during 2008 as compared to $1.4 million in 2007 primarily due to the devaluation of the Canadian dollar against the US Dollar, Stock-based compensation decreased by $0.3 million in 2008 from $0.4 million in 2007. The decrease in stock-based compensation is due to the current year’s option grants having a two year vesting period whereas the previous year’s options granted vested immediately.

The Company experienced a foreign exchange loss during the three months ended December 31, 2008 of $1.0 million as compared to a foreign exchange gain of $0.1 million in the same period in 2007. The loss during the current period is a result of a weakening of both the Canadian Dollar and the Mexican Peso against the U.S. Dollar resulting in a lower valuation of Canadian Dollar and Mexican Peso cash accounts, Canadian denominated asset backed commercial paper and realized foreign exchanges losses on Canadian denominated marketable securities disposed of during the period. During 2007 there was a strengthening of the Canadian dollar to the U.S. dollar and the Company held more Canadian dollars at that time.

The Company realized a loss on marketable securities during the period of $0.8 million as compared to a gain of $0.2 million in the same period of 2007. The loss during Q4 2008 is a result of the selling of marketable securities to meet ongoing cash requirements while the overall market has been very weak. Investment income and other expenses decreased by $0.2 million in the period from $0.3 million in 2007 due to the decreased cash balance in the current year.

During the fourth quarter an assessment was done on IVA receivable from prior years and the Company recognized an allowance of $0.8 million on the outstanding balance. In addition, $0.1 million was written off relating to 2007 balances. The income tax provision was reduced by $1.1 million for the period as compared to an increase in the income tax provision of $1.1 million during Q4 2007, due to improved tax planning and the impact of the new Mexican “flat” tax regime.

Year ended December 31, 2007 with the year ended December 31, 2006

The Company realized Mine Operating Earnings of $3.3 million on sales of $32.3 million for fiscal 2007 as compared to Mine Operating Earnings of $3.9 million on sales of $15.7 million in fiscal 2006. Cost of sales was $24.3 million and depreciation and depletion $4.7 million in 2007 as compared to cost of sales of $9.2 million and depreciation and depletion of $2.6 million in 2006.

The Operating Loss for the year was $12.2 million after Exploration costs of $6.0 million, General and Administrative costs of $4.8 million and Stock Based Compensation costs of $4.7 million. This compares to an Operating Loss for 2006 of $3.0 million after Exploration of $0.4 million, General and Administrative costs of $3.0 million and Stock Based Compensation costs of $3.4 million.

The Loss Before Taxes for 2007 was $9.6 million after Foreign Exchange Gain of $2.4 million, a realized gain on marketable securities of $0.7 million, Investment and Other Income of $0.9 million and an Impairment on Commercial Paper of $1.3 million. This compares to a Loss Before Taxes of $1.4 million after Foreign Exchange Gains of $0.5 million and Investment and other income of $1.0 million in 2006.

The Company incurred a Net Loss for year of $12.2 million after Income Tax Provision of $1.2 million compared to a loss of $3.9 million after an Income Tax Provision of $1.4 million in 2006.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Summary of Quarterly Results

(in US$000s		Dec 31, 2008 Three months ended				Dec 31, 2007 Three months ended
except per share amounts)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Total Revenues	$7,900	$10,613	$10,060	$10,729	$11,018	$7,686	$6,385	$7,230

Cost of Sales	$7,226	$7,648	$6,361	$6,567	$8,804	$6,872	$5,092	$3,567
Depreciation, Depletion & Accretion	$2,551	$2,558	$1,769	$1,505	$1,493	$1,621	$609	$959
Mine Operating Earnings / (Loss)*	$(1,877)	$407	$1,930	$2,657	$721	$(807)	$684	$2,704

Net income (loss):
(i) Total	$(5,149)	$(7,427)	$(3,417)	$(2,011)	$(4,237)	$(3,651)	$(2,076)	$(2,238)
(ii) Basic per share	$(0.11)	$(0.15)	$(0.07)	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)
(iii) Diluted per share	$(0.11)	$(0.15)	$(0.07)	$(0.04)	$(0.09)	$(0.08)	$(0.05)	$(0.05)

* Earnings from mine operations is a non-GAAP measure used by the Company as a measure of operating performance

Quarterly Trends and Analysis

In the 1st Quarter of 2007 sale proceeds reflect the commissioning of the 800 tpd ball mill at Guanacevi in late February. Compared to the 4th quarter of 2006, the loss for the 1st Quarter 2007 reflects higher earnings from Mine Operations offset by a higher Non Controlling Interest share in subsidiary profits, higher General and Administration costs, lower Stock Based Compensation costs and higher Exploration costs, which were written off as incurred.

In the 2nd Quarter of 2007 production and revenue were adversely impacted by the processing of lower head grade ore from Guanacevi partially offset by the initial contribution of Guanajuato. The higher loss for the 2nd Quarter 2007 reflects lower earnings from Mine Operations, Exploration costs and the required costing of non-cash Stock Based Compensation.

In the 3rd Quarter of 2007 sales were higher from higher metal production partially offset by lower realized metal prices. The higher loss in the 3rd Quarter 2007 reflects higher Mine Operating costs and increased Depreciation.

In the 4th Quarter of 2007 the Company realized higher production and revenue due to higher grade ore processed during the quarter and a higher silver price. The higher loss for the 4th Quarter 2007 reflects additional exploration and labour costs.

In the 1st Quarter of 2008 production decreased as Guanajuato reduced output mid in order to facilitate the mine and shaft safety upgrades to meet North American standards. The decreased production was partly offset by higher silver prices, which surged to more than $20 per ounce in March, averaging $17.68 during the quarter. The decreased costs were a function of decreased production activity during the Guanajuato rehabilitation and safety programs.

In the 2nd Quarter of 2008 the ramp up of Guanacevi capital expansion program, including mine development reduced the production for the quarter, while Guanajuato production ramped up in June resulting in consistent production and costs quarter over quarter

In the 3rd Quarter of 2008 production increased primarily due to the ramp up of production at Guanajuato, partially offsetting the slide in silver prices which began in August. Costs increased due to the ramp up of Guanajuato operations and improved employee production bonuses which were magnified by the slight appreciation of the Peso during the quarter, until late September when the Peso began its significant fall.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

In the 4th Quarter of 2008 the Company realized higher production output due to improved grades and recoveries at Guanacevi and greater output at Guanajuato. However the production increase was significantly offset by the drop in the silver price during the fourth quarter. The decrease in production costs is attributed to the significant depreciation of the Mexican peso. The Company’s largest production cost is labour, therefore any change in the valuation of the local currency directly impacts our production costs. Subsequent to December 31, 2008 the Peso continued its depreciation against the US dollar, further reducing the US dollar production costs of both mines.

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., and Aztec Metals Corp. (“Aztec”), related party companies, and from time to time will incur third-party costs on behalf of the related parties on a full cost recovery basis. The Company has $21,000 receivable related to administration costs outstanding as of December 31, 2008. (December 31, 2007 – Nil).

During the year ended December 31, 2008 the Company paid $155,000 in consulting fees to Canarc Resource Corp for engineering services.

During the year ended December 31, 2008, the Company has paid $120,000 for legal services to Vector Corporate Finance Lawyers, a firm in which the Company’s Corporate Secretary is a partner.

On December 31, 2007 the Company signed option agreements with Aztec, a non-public company with common directors, whereby Aztec had the right to acquire unexplored properties (Rio Chico and Matehuala) for a cash payment of $63,000 and issuance of 533,333 common shares of Aztec.

Aztec paid the Company $43,000 and delivered a signed silver participation contract on June 30, 2008 to exercise the option on the Matehuala property and cancelled the option to acquire the Rio Chico property during the year. The common shares acquired by the Company have a estimated fair value of $35,000 as of December 31, 2008, compared to cost of $160,000 at the time of the agreement. The Company has $98,000 receivable related to 2008 property tax payments and the initial Rio Chico option payment outstanding as of December 31, 2008.

In 2007, the Company paid $95,000 in performance bonus compensation to terminated employees who are now employees of a company with common directors and management. There were no such transactions during the current fiscal year.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

LIQUIDITY AND CAPITAL RESOURCES

The cash and cash equivalents balance decreased from $16.6 million at December 31, 2007 to $3.6 million at December 31, 2008. Cash and cash equivalents decreased for the period by $13 million primarily due to cash used for capital investments made in property, plant and equipment of $12.6 million and exploration activities costing $8.6 million offset by $2.1 million raised through the issuance of special warrants and net proceeds of $2.0 million from marketable securities sold during the period. Working capital decreased to $7.8 million from $25.3 million at December 31, 2007 primarily due to the reduction in cash of $13 million, a decrease in marketable securities of $3.5 million, and a decrease in accounts receivable and prepaid expenses of $1.0 million.

The Company has incurred significant operating losses to date. Management recognizes that the Company will need to generate additional financing resources in order to meet its planned business objectives in the near and long term. The Company has historically financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise equity financing, debt financing or the attainment of profitable operations. Subsequent to year end, management completed a convertible debt financing for approximately CAN $14 million of five year 10% subordinated unsecured convertible redeemable debentures. Management continues to pursue alternatives to improve the financial position of the Company to remain as a going concern through 2009. Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the current credit and financial markets. The poor conditions in the US housing market and credit quality of mortgage backed securities have continued and worsened, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and governmental intervention in, major banks, financial institutions and insurers. This has created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary. There can be no assurance that the Company will be able to continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Operating activities used $4.6 million during the year ended December 31, 2008 compared to using $2.4 million during the same period in 2007. The major non-cash adjustments on the recorded loss of $18 million were non-cash charges for depreciation, depletion and accretion of $8.4 million, stock-based compensation of $2.3 million, a loss on marketable securities of $0.6 million, an impairment of asset backed commercial paper of $1.4 million and a change in non-cash working capital $0.3 million.

Investing activities during the year used $10.6 million as compared to $22.8 million in 2007. The investments in property, plant and equipment was $12.6 million compared to $17.6 million in 2007 and the Company received proceeds from the sale of marketable securities of $6.0 million and invested $3.9 million during the period in marketable securities.

As at December 31, 2008, the Company’s issued share capital was $87.6 million representing 49,080,478 common shares and $2.1 million representing 2,311,540 in special warrants compared to $87.5 million representing 48,982,146 common shares at December 31, 2007. During the year ended December 31, 2008, the financing activities generated $2.2 million, net of issue costs, through private placements and the issuance of 98,332 common shares relating to share purchase options exercised.

In December 2008, the Company completed a brokered and non brokered private placements of special warrants for 2,311,540 units at CAN$1.30 per unit for gross proceeds of CAN$3.0 million. Each special warrant is exercisable into a unit comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$1.90 until February 25, 2014. The agents received a cash commission of 6% totalling $0.1 million and 131,792 agents’ warrants at an exercise price of CAN$1.51 until February 25, 2014. The warrants issued to the agents have a deemed fair value of $0.1 million and have been recorded in share capital on a net basis. The special warrants are classified as a separate equity component at year end as the Company had not yet received final approval from the provincial securities regulator on the final prospectus. This was subsequently received on February 24, 2009 and the special warrants were exercised into units as described above.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

As at December 31, 2008, the Company had 4,263,400 options to purchase common shares outstanding with a weighted average exercise price of CAN$3.33 and had 1,597,562 share purchase warrants outstanding with a weighted average exercise price of CAN$2.53.

The company invested $12.6 million in property, plant and equipment during the year ended December 31, 2008 with the majority of the expenditures at Guanacevi. Approximately $10.0 million was spent at Guanacevi with $3.0 million spent on plant projects, $5.2 million on mine development, $0.6 million spent on mine equipment and $1.2 million spent on buildings, transportation and office equipment. Approximately $1.6 million was spent at Guanajuato with $0.6 million spent on plant projects, $0.9 million on mine development and $0.1 million spent on buildings, transportation and office equipment.

Capital Requirements

The Company plans to invest $16.8 million in capital projects in 2009, with the focus once again on Guanacevi. At Guanacevi $8.5 million will be invested in further mine development, $4.9 million on related mining equipment and facilities and a further $1.5 million on increasing the size of the tailings facility. At Guanajuato $1.5 million will be invested to develop some of the newly discovered mineralized zones and $0.4 million will be incurred to expand the plant to 600 tonnes per day.

The mine development at Guanacevi will increase the access to the Porvenir North area of the ore body and provide access to Alex Breccia, Santa Cruz and Porvenir Dos ore bodies. This will allow the operation to have a large selection of stopes to expand the daily tonnage sent to the mill, improve management of cash flows and capitalize on the volatility of precious metal prices.

The Company plans to meet capital requirements with mine operating cash flows and proceeds from the convertible debt issued subsequent to December 31, 2009. Management continues to pursue alternatives to improve the financial position of the Company and ensure there are adequate resources to meet ongoing capital requirements.

Financial Instruments and Other Instruments
Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities and asset backed commercial paper (“ABCP”). Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair values of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate carrying value because of the short term nature of these instruments. The fair value of the asset backed commercial paper is determined by discounting the stream of future payment at the estimated prevailing market rates. There are no significant differences between the carrying values and the fair values of any financial assets or liabilities.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, trade receivable and IVA receivable. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions, maintaining investment policy, assessing institutional exposure and continual discussion with external advisors. Trade receivables are generated on the sale of silver to a large Mexican refiner which the Company has deemed to have a high credit rating. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. After taking into account the Company’s holdings of cash equivalents, marketable securities and receivables the Company believes that these sources will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is subject are foreign exchange risk, interest rate risk and commodity price risk.

Foreign Currency Risk

The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalent of financial assets and liabilities denominated in currencies other than the US dollar as at December 31, 2008 are as follows:

	Canadian Dollar	Mexican Peso

Financial Assets	5,068	4,825
Financial Liabilities	(870)	(2,679)
Net Financial Assets	4,198	2,146

As at December 31, 2008, with other variables unchanged, a 20% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $0.6m due to these financial assets.

As at December 31, 2008, with other variables unchanged, a 20% strengthening of the US dollar against the Mexican peso would decrease net earnings by $0.4m due to these financial assets.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Interest Rate Risk

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk

The value of the Company’s mineral resource properties is related to the price of silver and gold, and the outlook for these minerals. Silver and gold prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors. The Company has elected not to actively manage our commodity risk at this time.

The Company does not currently use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates or commodity prices.

Asset Backed Commercial Paper

At December 31, 2008 the Company held Canadian Asset Backed Commercial Paper “ABCP” purchased in a Canaccord Capital account in August 2007 with a par value $5.2 million. At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

In September 2007, a Pan-Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts. A press release issued by the Committee on December 23, 2007 outlined a proposal to restructure ABCP for new notes that have maturities based on the maturities of the assets of underlying ABCP.

As of December 31, 2007, based on the information available, the Company estimated the fair values of our ABCP investments to be $3.9 million calculated by taking a 20% impairment from the face value of the asset and discounting the remaining value over a one year period using a discount rate of prime + 1%, resulting in an $1.3 million impairment.

On March 20, 2008 the Committee issued an information statement which provided details of the restructuring plan. The proposed restructuring plan (the “Restructuring Plan”) was submitted under the Companies Creditors Arrangement Act and approved by the majority of noteholders on April 25, 2008. The Restructuring Plan was sanctioned by the Ontario Superior Court on June 5, 2008. Subsequent to the approval the court of appeal reviewed a group of investors seeking relief including dismissal of the Restructuring Plan and as of September 19, 2008 the Supreme Court of Canada denied the noteholders seeking relief thereby allowing the implementation of the Restructuring Plan January 19, 2009.

The Company has assessed the estimated fair value of our ABCP investments and based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in the report issued by JP Morgan, we recorded an additional impairment of $1.4 million on completion of the court process for implementation of the Restructuring Plan. There is a significant amount of uncertainty in estimating the amount of timing of cash flows associated with the ABCP. The Company estimated the value of using a basic discounted cashflow model assuming principal is repaid between 2013 and 2016 using a 12% discount rate. This results in an estimated fair value of CAN$2.6 million.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The Company updated the valuation model to reflect the notes that were distributed as a result of the restructuring. Subsequent to year end the restructuring plan was executed as follows:

•	The creation of three master asset vehicles (MAV).
•	Within each MAV, the issuance of 5 different series of notes:
	o	Class A-1 Notes will be the senior notes, with the other series of Notes subordinated to them. Class A-1 Notes are expected to receive AA ratings, have maturities from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.
	o	Class A-2 Notes will be senior to the Class B Notes, C Notes and IA Tracking Notes. Class A-2 Notes are expected to receive AA ratings, have maturity of 8 years and a coupon rate of BA Rate less 0.5%
	o	Class B Notes will be senior to the Class C Notes and IA Tracking Notes. Class B Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate BA Rate of less 0.5%
	o	Class C Notes will be senior to the IA Tracking Notes. Class C Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%. It was stated by JP Morgan the Class C Notes that “investors” should expect return closer to BA Rate less 0.5%.
	o	IA Tracking Notes will not be rated. IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

•	The allocation of existing ABCP notes to the new notes were based on a report issued by J.P. Morgan, financial advisor to the Committee. The new notes were issued subsequent to year end based on the relative contribution from the assets underlying the existing trusts based on this report.

•	There is no market data on these notes and no formal ratings have yet been issued by DBRS.

Based on the Restructuring Plan:

•	CAN $3,254,000 of our investments were replaced with Class A-1 Notes
•	CAN $1,101,000 of our investments were replaced with Class A-2 Notes
•	CAN $ 200,000 of our investments were replaced with Class B Notes
•	CAN $ 141,000 of our investments were replaced with Class C Notes
•	CAN $ 468,000 of our investments were replaced with IA Tracking Notes

Contractual Obligations

The Company had the following contractual obligations at December 31, 2008:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$651	$217	$434	-	-
Other Long-Term Liabilities	$1,445		-	$534	$911
Total	$2,096	$217	$434	$534	$911

Outstanding Share Data

As of March 31, 2009, the Company had the following items issued and outstanding:

  51,537,018 common shares
  4,583,400 options to purchase common shares with a weighted average exercise price of CAD$3.35 expiring between May 6, 2009 and June 14, 2017.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)
  2,181,976 share purchase warrants with a weighted average exercise price of CAD$2.29 expiring between May 30, 2009 and May 30, 2009.
  CAN$ 13,993,000 of five year 10% subordinated unsecured convertible redeemable debentures with an exercise price of $1.90 per share.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

OUTLOOK

Production

In 2009, Endeavour expects to deliver its fifth consecutive year of growing silver production, up by +20% to the 2.7 -2.9 million oz range, with approximately 10,000 oz gold as a by-product. Similar to 2008, the first two quarters of silver production is scheduled to be relatively flat, as we focus labour on mine development and capital programs. However, silver production is scheduled to increase in Q3 and Q4 of 2009, as the three new mines under development during the first half of the year at Guanacevi are expected to enter into production this year.

Upon completion of the 2009 capital expansion projects, the Guanacevi mines production is scheduled to reach 1000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tonnes per day (tpd). The next phase of organic growth for Guanacevi and Guanajuato should see the mine and plant capacities rise to 1200 tonnes per day (tpd) at Guanacevi and 800 tonnes per day (tpd) at Guanajuato in 2010-2011.

Exploration

In 2009, the Company plans a two-phase exploration program focused on following up several of the new discoveries made near the Company’s two mining operations and testing several new prospective targets within these two districts.

The Phase 1 exploration program will include 8,500 meters of core in 35 diamond drill holes to target extensions of several veins, mantos and stock-works in the San Pedro area of Guancevi; as well as drilling at three of the 2008 vein discoveries and two new vein prospect areas in the Cebada and Bolanitos areas of Guanajuato.

In Guanacevi, drilling is proposed for the San Pedro area will test both high grade veins as well as moderate grade mantos and one larger stock-work zone of silver-lead-zinc mineralization, all within an area measuring more than 1.5 kilometers in length and 500 meters across.

The Phase 2 exploration program will then focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year end.

SUBSEQUENT EVENTS

In February 2009, the Company issued CAN$14 million in 10% subordinated unsecured convertible redeembale debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time after February 20, 2009, each Debenture may be converted by the holder into units of the Company, each unit consisting of one common share of the Company and one half of a common share purchase warrant at a conversion price of CAN$1.90 per unit. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN$2.05 for up to 5 years from conversion. A total of 7,364,736 common shares are issuable upon conversion. Subsequent to July 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN$2.85 for thirty consecutive days. The Company incurred placement fee totalling CAN$1,081,000 offsetting proceeds, and issued 644,414 share purchase warrants exercisable at CAN$1.90 for five years.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totalling $700,000 over two years. The Company paid $100,000 cash on ratification of the option and will issue 136,426 shares equivalent to $200,000, subject to regulatory approval. To acquire the property the Company is required issue $240,000 worth of shares within 1 year of the agreement date and $160,000 in cash or shares within 2 years of the agreement date.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of mineralized reserves, valuation of asset back commercial paper, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income taxes and assumptions used in determining the fair value of non-cash based compensation.

Mineralized reserves and impairment on long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are reevaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101). Plant and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

Asset retirement obligations
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Future income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions. Please refer to Note 16 of the Company’s consolidated financial statements for a detailed description of our future income tax provision.

Stock-based compensation
The Company has a share option plan which is described in Note 13(d) of the Company’s consolidated financial statements. The Company records all stock-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of our stock. We use historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Changes in Accounting Policies

On January 1, 2008, the Company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1506, Accounting Changes; Handbook Section 1535, Capital Disclosures; Handbook Section 3031, Inventories; Handbook Section 3862, Financial Instruments – Disclosure and Handbook Section 3863, Financial Instruments – Presentation.

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1506, Accounting Changes, which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in estimates and correction of errors. As a result of adopting this new standard, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. There were no changes in policies or estimates during the period, except for those new standards adopted and noted below.

Effective January 1, 2008, the Company adopted the new CICA guidelines of Section 1535, Capital Disclosures, which requires companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company considers the items included in the consolidated statement of changes in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3031, Inventories, which replaces Section 3030 of the same name. This standard harmonizes accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). Under this standard, inventories are measured at the lower of cost and net realizable value. Similar inventories within a consolidated group are to be measured using the same method, and the reversal of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company’s inventory balance consists of materials and supplies inventory, stockpile inventory, finished goods inventory and work-in-process inventory which are valued at the lower of cost and net realizable value. Cost is measured using the weighted average method as applicable. There are no write-downs or reversals of past write-downs. The application of this section did not have a significant impact on the Company’s financial statements.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Effective January 1, 2008, the Company adopted the CICA guidelines of Section 3862, Financial Instruments –Disclosures, and Section 3863, Financial Instruments – Presentation. These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, included specified minimum disclosures about credit risk, liquidity risk, and market risk. The quantitative disclosures must provide information about the extent to which the company is exposed to such risk, based on information provided internally to the entity’s key management personnel.

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. At this time, the impact on our future financial position and results of operations is being assessed. The Company has and continues to provide training seminars to its accounting staff and has hired additional accounting staff to assist with the assessment of its current accounting policies, systems and processes in order to identify differences between current Canadian GAAP and IFRS GAAP treatment. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial disclosure. Regular reporting will occur to senior executive management and to the Audit Committee of our Board of Directors.

RISKS AND UNCERTAINTIES

Precious and Base Metal Price Fluctuations
The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Passive Foreign Investment Company Consequences
The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following; environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of Funding
The Company has limited financial resources, and the mineral claims in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Agreements with Other Parties
The Company has entered into agreements with other parties relating to the exploration, development and production of its properties.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Employee Recruitment, Retention and Human Error
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Foreign Countries and Regulatory Requirements
The Company’s mining and exploration properties are located in Mexico, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company to obtain any required production financing for its mineral properties.

Foreign Operations
The majority of the Company’s current operations are conducted by its subsidiaries in, and all of the Company’s current production and revenue is derived from its operations in, Mexico. As the Company’s business is carried on in a foreign country, it is exposed to a number of risks and uncertainties including; labour unrest, high rates of inflation, changes to tax regimes, extreme fluctuations in currency exchange rates and difficulty obtaining key equipment and components for equipment.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2008. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General economic conditions
The recent unprecedented events in global financial markets have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;

  the volatility of gold and silver prices affects our revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

  the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Recent market events and conditions
In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and NYSE Amex, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management conducted an evaluation, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a -15(b) of the Exchange Act. Based upon that evaluation, , the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files for submits is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2008.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During the year ended December 31, 2008 management has implemented the following initiatives to remediate the internal control weaknesses identified as at December 31, 2007.

Control Environment

In 2007 the Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not define nor communicate authority limits for entering into or approving contracts, making capital expenditures, or approving invoices for purchases, or develop policies and procedures to address the risk of management override. This applied to both the Canadian head office and Mexican operations. Further, the Company did not define nor communicate guidelines regarding investments in marketable securities. None of these control deficiencies by themselves directly resulted in a misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature and this material weakness was a contributing factor in other material weaknesses described below.

Information & Communication

In 2007 the Company did not maintain adequate controls to facilitate the flow of information used in financial reporting throughout the organization. Specifically, the Company did not effectively communicate employees’ duties over financial reporting. In addition, the Company does not have effective controls over the translation of all contracts and communication of them to appropriate personnel for consideration of financial reporting implications, in particular commitments and contingencies and mineral property acquisition costs. These control deficiencies did not result in adjustments to the financial statements, however, they are pervasive in nature and create a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

Remediation of Control Environment and Information & Communication Weakness

During January 2008 management developed and implemented an authority limit policy, a capital expenditure policy, an investment policy and strengthened invoice approval controls.
During March 2008 appropriate segregation of duties to reduce management override risks were addressed by implementing management access restrictions in the Company's accounting systems.

  During April 2008 management implemented more robust weekly and monthly internal reporting, along with more frequent management meetings and Company communications to ensure appropriate flow of communication through out the organization.

  During March 2008 the Company implemented controls so that all Spanish language contracts will have certified English translations, which will be maintained in the corporate office, that are reviewed by either the Chief Executive Officer or Chief Operating Officer and either the Chief Financial Officer or Controller.

Foreign Exchange

In 2007, the Company’s controls over foreign currency translation were not designed effectively. Specifically, a cash account was not translated into the reporting currency and the Company’s foreign exchange account reconciliation control was insufficiently precise to detect the error. This resulted in a material adjustment to cash and foreign exchange gain and creates a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

ENDEAVOUR SILVER CORP.
Management’s Discussion and Analysis (AMENDED)
For the Year Ended December 31, 2008	Date of Preparation: March 23, 2009
(Expressed in US dollars unless otherwise noted)	(amended September 25, 2009)

Remediation of Foreign Exchange Weakness

  In April 2008, management designed and implemented a more robust foreign exchange translation review process, including multiple levels of review, embedded self checks within the process and improved reasonability assessments.

Income Tax Accounting

In 2007, the Company did not maintain effective controls over accounting for Mexican income taxes. Specifically, the Company did not have personnel with adequate expertise in accounting for Mexican taxes. This deficiency resulted in material adjustments to current and future income tax expense and recovery and current and future income taxes payable. This deficiency results in a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

Remediation of Income Tax Accounting Weakness

  In May 2008, management engaged the services of international tax consultants from one of the big four accounting firms to assist with the review of monthly and annual Mexican tax returns, assist with transfer pricing and international tax planning and preparation of the year end future income tax provision information.

Management hired an employee with adequate knowledge and skills to effectively prepare and manage the Company's Mexican tax position.
Management reviewed and discussed with advisors with regard to the annual tax return and future income tax provision.

Except for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued a report on the Company’s internal control over financial reporting which is included with the financial statements.